Adastra Holdings Announces Co-Manufacturing Partnership to bring Zyre Brands to Market

LANGLEY, BC, March 15, 2022 /CNW/ - Adastra Holdings Ltd. (CSE: XTRX) (FRANKFURT: D2EP) ("Adastra" or the "Company") a Health Canada Licensed cannabis processing, sales, organoleptic testing, and analytical testing services company, is pleased to announce a private label manufacturing agreement with Zyre Brands Corp. ("Zyre").

Under the terms of this agreement, Adastra will manufacture custom-formulated cured resin vape products to sell under the Zyre brand in the Canadian adult-use market.

Adastra's ability to produce and formulate quality, in-demand concentrates and vape products has been demonstrated through their established Phyto Extractions brand. The inclusion of Zyre vapes into Adastra's production schedule establishes Adastra's strong footprint in the growing vape and concentrates segment. This agreement expands the Company's rapidly growing contract manufacturing portfolio, highlighting Adastra's capabilities across multiple business verticals.

"We felt Zyre's leadership team and brand strategy was a strong addition to the growing contract manufacturing portion of our business. Its background and success in growing cannabis companies and startups is admirable, and complementary in our burgeoning industry. This, paired with their focus on targeting the young adult GenZ customer as a vapes only brand, gives us confidence that they are heavily invested in growing this partnership to the benefit of both parties." Michael Forbes, CEO, Adastra Holdings Ltd.

"Adastra has a demonstrated track record of success. Its strong extraction and processing capabilities made them our top choice private-label manufacturer, suited to launch our vape brand for the up-and-coming adult consumer. We were impressed by the quality of their input material and extraction capabilities, and look forward to working with the team to introduce our consumer-focused brand into the Canadian adult-use vape market." Audrey Wong, CEO, Zyre Brands Corp.

About Adastra Holdings Ltd.

Founded in 2018 and formerly known as Phyto Extractions Inc., Adastra is a leading manufacturer and supplier of innovative ethnobotanical and cannabis science products designed for the adult-use and medical markets and forward-looking therapeutic applications. Adastra is renowned throughout Canada for its popular line of Phyto Extractions branded cannabis concentrate products available on shelves at over 1,400 adult-use retailers across the country. The Company also operates Adastra Labs, a 13,500 sq. ft. agricultural-scale Health Canada licensed facility located in Langley, BC., focused on extraction, distillation, and manufacturing of cannabis-derived products. Adastra has successfully taken steps in becoming a licensed cultivator, tester, extractor, and seller of controlled substances, including Psilocybin, Psilocin, MDMA, N, N-Dimethyltryptamine (DMT), 5- MeO-DMT, and LSD by applying for a Controlled Substances Dealer's Licence, which is under review by Health Canada. Pending Health Canada approval, Adastra is poised to be a drug formulation and development leader in this emerging sector. In addition, with the recent acquisition of 1225140 B.C. Ltd., doing business as PerceiveMD, Adastra operates a multidisciplinary centre for medical cannabis and psychedelic therapies, working alongside doctors and healthcare professionals within the regulated environment to help create efficacious remedies that address the actual needs of patients.

About Zyre Brands Corp.

The times are changing. Just think, Canadians born in the 2000's only know an adult world of legal cannabis. They won't know legacy when they're hitting their vape. Instead, they'll be looking for a brand that speaks to them. Zyre intends to grow with the evolving community as cannabis vapes become their go-to complement when unwinding, being creative, and enjoying good times. Zyre's Recline/Spotlight/Launch product lines are the sole Canadian vape-only brand in market, dedicated to helping consumers without knowledge of the legacy cannabis era, make decisions about what matters most to them; What activities should I use my vape for? Will I like how it tastes? This laser-sharp customer focus, combined with a regulated CPG-experienced executive leadership team, who have demonstrated success in scaling cannabis businesses and startups, sets Zyre to be the vape brand to watch. For those who want to join the journey find the Zyre community @ZyreLife on TikTok and Instagram and via their website:www.zyrelife.com

Forward-Looking Information

This news release contains forward-looking information within the meaning of Canadian securities legislation concerning the business of the Company. Forward-looking information is based on certain key expectations and assumptions made by the management of the Company. Although the Company believes that the expectations and assumptions on which such forward-looking information is based are reasonable, undue reliance should not be placed on the forward-looking information because the Company can give no assurance that they will prove to be correct. Forward-looking information in this news release includes statements with respect to: anticipated future manufacturing under the Zyre brand in the Canadian adult-use market; further expansion of Adastra's market share in the growing vape and concentrates segment; and the future anticipated growth of the partnership with the Zyre brand. There are numerous risks and uncertainties that could cause actual results and the Company's plans and objectives to differ materially from those expressed in the forward-looking information. Except as required by law, the Company does not intend to update these forward-looking statements. Forward-looking statements are subject to business and economic risks and uncertainties and other factors that could cause actual results of operations to differ materially from those contained in the forward-looking statements, including, without limitation, adverse market conditions, and such other factors beyond the control of the Company and which are more fully described in the Company's annual and quarterly management's discussion and analysis and other filings made by the Company with Canadian securities regulatory authorities under the Company's profile at www.sedar.com. Forward-looking statements are based on estimates and opinions of management at the date the statements are made. The Company does not undertake any obligation to update forward-looking statements except as required by applicable securities laws. Investors should not place undue reliance on forward-looking statements.

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SOURCE Adastra Holdings Ltd.

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%SEDAR: 00007921E

For further information: Michael Forbes, CEO & Director, P: (778) 715-5011, E: michael@adastraholdings.ca

CO: Adastra Holdings Ltd.

CNW 07:30e 15-MAR-22